Exhibit 99.2

-FOR IMMEDIATE RELEASE-

ELRON TO REPORT FOURTH QUARTER AND YEAR END 2004

FINANCIAL RESULTS ON MARCH 2, 2005.

Tel Aviv, February 24, 2005 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced that it will be releasing its fourth quarter and year end 2004 financial results on Wednesday, March 2, 2005. Elron will also be hosting a conference call on Thursday, March 3, 2005 at 10:00am EST. On the call, Mr. Doron Birger, President and CEO and Mr. Tal Raz, Vice President and CFO, will review and discuss the fourth quarter and year end 2004 financial results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US: 1-866 860 9642

In the UK: 0-800 917 5108

In Israel: 03-918 0610

International Participants: +972 3 918 0610

For your convenience, a replay of the call will be available starting two hours after the call ends until Sunday, March 6. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942 (Israel) and 0-800-917-4256 (UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.